UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), as set forth in Article 124 of Law 6,404/76, are hereby called to attend the Extraordinary General Meeting (“EGM”) to be held on March 18, 2014, at 10:30 a.m., at the auditorium in the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2.235, 1º mezanino, Vila Olímpia, to resolve on the following Agenda:

(a)       Bonus share at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), with the corresponding adjustment to the composition of the Units that will, for the moment, consist of fifty-five (55) common shares and fifty-five (55) preferred shares, through the capitalization of reserves available at the Capital Reserve account in the amount of one hundred and seventy-one million seven hundred and ninety-eight thousand three hundred and eighty-five Reais and seventy-nine centavos (R$ 171,798,385.79), pursuant to article 169 of Law 6,404/76, with a nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares to the shareholders, on the base date to be defined after approval of the capital stock increase by the Central Bank of Brazil (BACEN), which shall be from fifty-six billion eight hundred and twenty-eight million two hundred and one thousand six hundred and fourteen Reais and twenty-one centavos (R$ 56,828,201,614.21) to fifty-seven billion Reais (R$ 57,000,000,000.00);

(b)       The 55:1 share reverse split (inplit) of the totality of common shares and preferred shares issued by the Company, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively;

(c)        Adjustment to the composition of Units, by virtue of approval of the share inplit, to consist of one (1) common share and one (1) preferred share issued by the Company;

(d)       As a consequence of the resolutions taken in items (a), (b) and (c) above, amendment to the following provisions of the Company’s Bylaws: (i) main section of article 5; (ii) paragraph 1 of article 53; (iii) paragraph 2 of article 56; and (iv) main section of article 57;

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[Free English Translation]

(e)        Inclusion of sole paragraph in article 11 of the Company’s Bylaws, so as to clarify that the positions of Chairman of the Board of Directors [Conselho de Administração] and Chief Executive Officer may not be held by the same person; and

(f)        In view of the resolutions in the preceding items, restatement of the Company’s Bylaws.

General Instructions:

1.         The shareholders or their legal representatives should attend the EGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted as set forth in the law; and

2.         Further information on the proposals to be analyzed at the EGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek, nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo - SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro, No. 275, São Paulo - SP and its website (www.bmfbovespa.com.br).

São Paulo, February 14, 2014

Celso Clemente Giacometti

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 14, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer